UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Tungray Technologies Inc, a Cayman Islands exempted company (the “Company”), held its 2026 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. local time, July 1, 2026 (or 9:00 p.m. Eastern Time, June 30, 2026), at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933. Holders of a total of 1,415,918 Class A ordinary shares out of a total of 11,793,485 Class A ordinary shares (the “Class A Ordinary Shares”) issued and outstanding and entitled to vote at the Meeting, and 4,560,000 Class B ordinary shares out of a total of 4,560,000 Class B ordinary shares (the “Class B Ordinary Shares”) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than one-third (1/3) of the votes attaching to the ordinary shares outstanding and entitled to vote at Meeting as of the record date of May 20,2026 was reached.

Pursuant to the memorandum and articles of association effective at this time, each holder of Class A Ordinary Share is entitled to one (1) vote per share and each holder of Class B Ordinary Share is entitled to twenty (20) votes per share on such matters presented at the Meeting, and the Class A and Class B Ordinary Shares shall vote together on such matters presented at the Meeting.

The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows, with all such votes counted together from the holders of the Class A and Class B Ordinary Shares:

1. Re-election of Directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office, until the next annual general meeting of shareholders of the Company and/or until his/her respective successor is elected and duly qualified.

Director’s Name	For	Against	Abstain
Wanjun Yao	92,614,195	1,723	0

Jingan Tang	92,614,195	1,723	0

Kevin D. Vassily	92,614,195	1,723	0

David Ping Li	92,614,195	1,723	0

Weston Twigg	92,614,195	1,723	0

2. Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

For	Against	Abstain
92,614,217	1,700	1

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tungray Technologies Inc

Date: July 6, 2026	By:	/s/ Wanjun Yao
Wanjun Yao Chief Executive Officer